
SEC MAIL PROCESSING SECTION
RECEIVED
MAR = 1 2007
WASH, D.C.
151

SECURITIES AND EXCHANGE COMMISSION


07005119

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trend Financial Planning Services Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 2nd Street SE Suite 400
(No. and Street)

Cedar Rapids (City) Iowa (State) 52401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Davidson (319) 364-3041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

1715 First Ave SE (Address) Cedar Rapids (City) Iowa (State) 52402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICIA DAVIDSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WORLD TREND FINANCIAL PLANNING SERVICES LTD., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SANDRA S. KUDA
Commission Number 172030
MY COMMISSION EXPIRES
11-18-2008

Signature

President
Title

Sandra S. Kuda
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
Cedar Rapids, Iowa

FINANCIAL STATEMENTS
December 31, 2006

TABLE OF CONTENTS

PAGE



Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of World Trend Financial Planning Services, Ltd. as of December 31, 2006, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of World Trend Financial Planning Services, Ltd. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole. We applied limited procedures, which consisted principally of inquires of management regarding the methods of measurement and presentation of Form X-17A-5. We did not audit this form and express no opinion on it.

Clifton Gunderson LLP

Cedar Rapids, Iowa
February 24, 2007

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 1,665
Investments	128,503
Commissions receivable	49,550
Notes receivable - other	133,308
Note receivable - officer	77,347
Prepaid expenses	166
Total current assets	390,539
EQUIPMENT	
Equipment	158,450
Less accumulated depreciation	(123,512)
Net equipment	34,938
TOTAL ASSETS	$ 425,477

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 161
Accrued employee benefits	8,522
Accrued payroll taxes	12,963
Total current liabilities	21,646
STOCKHOLDERS' EQUITY	
Common stock, no par value; 50,000 shares authorized and 15,000 shares issued and outstanding	15,000
Additional paid-in capital	2,862
Retained earnings	385,969
Total stockholders' equity	403,831
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 425,477

The accompanying notes are an integral part of the financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF INCOME
For the Year Ended December 31, 2006

REVENUES	
Commissions	$ 612,354
Consulting income	10,420
Interest and dividend income	21,570
Realized loss on sale of investments	(1,535)
Unrealized gain on investments	12,218
Total revenues	655,027
OPERATING EXPENSES	
Wages	303,406
Payroll taxes	26,291
Employee benefits	25,566
Management fees	2,852
Administrative services	41,250
Training and seminars	2,992
Professional fees	5,150
Contract labor	3,743
Travel and promotion	6,491
Rent	36,900
Office expense	38,316
Advertising	24,389
Postage	3,386
Telephone	2,409
Membership and registration fees	4,268
Insurance	13,751
Utilities	2,359
Donations	40,673
Depreciation	16,198
Total operating expenses	600,390
NET INCOME	$ 54,637

The accompanying notes are an integral part of the financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2005	$ 15,000	$ 2,862	$ 331,332	$ 349,194
2006 net income	-	-	54,637	54,637
BALANCE, DECEMBER 31, 2006	$ 15,000	$ 2,862	$ 385,969	$ 403,831

The accompanying notes are an integral part of the financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 54,637
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	16,198
Unrealized gain on investments	12,218
Effect of changes in operating assets and liabilities:	
Commissions receivable	(10,490)
Prepaid expenses	95
Accounts payable	(1,157)
Accrued employee benefits	687
Accrued payroll taxes	5,984
Net cash provided by operating activities	78,172
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of investments	(29,044)
Proceeds from sale of investments	80,260
Donation of investments	(40,073)
Loss on sale of investments	1,535
Issuance of notes receivable	(12,750)
Issuance of notes receivable - officer	(196,750)
Payments received on notes receivable - officer	120,900
Purchase of equipment	(4,333)
Net cash used in investing activities	(80,255)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,083)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,748
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,665

The accompanying notes are an integral part of the financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD), Securities Investor Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company is also a registered investment advisor. The Company limits its activity to selling mutual funds, variable annuities, 529 plans and life insurance.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are made out directly to the fund into which the customer is investing.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments

Investments in mutual funds are considered "trading securities" and are stated at fair value. Investments in stock warrants do not have a readily determinable fair value and are stated at cost. Any unrealized gains or losses are included in income in the year they occur.

Accounts and Notes Receivable

Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. Commissions receivable are stated at the amount computed by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or insurance policy sold. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts and Notes Receivable (continued)

Notes receivable are stated at principal amounts plus accrued interest. An officer and two employee notes are uncollateralized while the other note is collateralized by property. There is no set payment schedule for the notes as all are demand notes. Payment of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

Advertising

The Company expenses advertising costs as incurred.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. World Trend Financial Planning Services, Ltd. operates in the eastern Iowa area. Due to this, the Company's operations are dependent on this region's economic condition.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

No provision for income taxes is reported in the financial statements because the Company elects to be taxed under Subchapter S of the Internal Revenue Code, and the shareholder includes the Company's earnings on his individual income tax return.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2006, the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net capital ratio	.22/1
Net capital	$ 98,382
Net capital requirement	$ 5,000

The Securities and Exchange Commission had adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% were higher, the minimum net capital would be increased to the higher amount.

NOTE 3 - RESERVE REQUIREMENTS

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 4 - NOTES RECEIVABLE

The note receivable from officer bears interest at 8% per year and is unsecured. The amount of the note at December 31, 2006 was $77,347 and is payable on demand. The two employee notes bear interest at 8% per year and are payable on demand in the amount of $22,469. The other note bears interest at 10% per year and is payable on demand in the amount of $110,839 and is collateralized by property.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company pays fees to Terry, Lockridge, and Dunn, Inc. for accounting services and the preparation of the corporate tax return. Terry, Lockridge, and Dunn, Inc. is partially owned and operated by Timothy Terry, a stockholder of World Trend Financial Planning Services, Ltd. The total paid for these services for the year ended December 31, 2006, was $1,390.

The Company pays consulting service fees to TLD, Inc., which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2006, was $1,552.

The Company pays computer system support fees to EGT Services, Inc., which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2006, was $15,000.

The Company pays administrative service fees to Concorde Financial, which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2006, was $26,250.

The Company rents office space from the Terry Family Trust. The total rent paid for the year ended December 31, 2006, was $36,900.

NOTE 6 - RETIREMENT PLAN

The Company sponsors a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). All employees earning $5,000 or more of wages in the current calendar year as well as in the previous calendar year are eligible to participate in the Plan. The Plan is contributory with the Company matching up to 3% of eligible employees' wages. The total expense incurred by the Company during the year ended December 31, 2006 was $6,310.

NOTE 7 - ADVERTISING

Advertising expense for the year ended December 31, 2006 totaled $24,389.

NOTE 8 - INCOME TAXES

Because the Company has elected "Subchapter S" tax status, there will be no corporate taxes assessed on the net income. Since a portion of the assets were owned on or before the "Subchapter S" tax status was elected, the Company is subject to a "built in gains" tax on those assets. After December 2011, the Company will no longer be subject to the "built in gains" tax.

NOTE 9 - CASH FLOW DISCLOSURE

The Company had the following noncash transaction:

During 2006, the Company donated NASDAQ stock with a fair market value of $40,426 to a not-for-profit organization.

NOTE 10 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipts and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker, mutual funds and annuity issuers relating to customer securities transactions introduced by the Company.

SUPPLEMENTAL INFORMATION

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

NET CAPITAL		
Total stockholders' equity from the statement of financial condition		$ 403,831
Deductions:		
Commissions receivable - insurance and annuities		(38,900)
Prepaid expenses		(166)
Equipment		(34,938)
Notes receivable		(210,655)
Other assets		(1,480)
Net capital before haircuts		117,692
Mutual fund	128,503	
	15%	
	19,275	
Money market	1,721	
	2%	
	34	
Total haircuts on marketable securities		19,309
Net capital		$ 98,383
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required - higher of 6 2/3% times aggregate indebtedness or $5,000		$ 5,000
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition		$ 21,646
Ratio of aggregate indebtedness to net capital		.22/1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital per Part IIA of Form X-17A-5, as originally filed (unaudited)	$ 98,379
Adjustments resulting from audit:	
Miscellaneous decrease in expense	4
Net capital - per page 12	$ 98,383

This information should be read only in connection with the accompanying auditor's report.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
COMPUTATIONS FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
December 31, 2006

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3 and is exempt under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirement of this rule.



Clifton Gunderson LLP

Certified Public Accountants & Consultants

Independent Auditor's Report on Internal Control

The Board of Directors
World Trend Financial Planning Services, LTD
Cedar Rapids, Iowa

In planning and performing our audit of the financial statements of World Trend Financial Planning Services, LTD as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered World Trend Financial Planning Services, LTD's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Offices in 15 states and Washington, DC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objective.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Cedar Rapids, Iowa
February 24, 2007

END